Mail Stop 4720

November 20, 2009

John V. Talley
President & Chief Executive Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, New York 10591

> **Re:** **EpiCept Corporation**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed November 13, 2009**
> **File No. 000-51290**

Dear Mr. Talley:

We have completed our review of your Preliminary Proxy Statement on Form PRE14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director